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                             August 3, 2022

       Nicola Santoro, Jr.
       Chief Financial Officer and Chief Accounting Officer
       Rithm Capital Corp.
       799 Broadway
       New York, NY 10003

                                                        Re: Rithm Capital Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 17,
2022
                                                            File No. 001-35777

       Dear Nicola Santoro:

               We have reviewed your June 28, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 21, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 8. Consolidated Financial Statements
       Note 3. Business Acquisitions, page 155

   1. We note your response to comment 1 from our letter dated June 21, 2022 and your response to comment 1
from our letter dated May 25, 2022. Based on your responses, it appears that you
separated the acquisition transaction into two distinct components when determining whether
Rule 3-05 financial statements were necessary. Given this
                                                        acquisition appears to
be a single transaction, please explain to us how you determined it was appropriate to
separate the transaction into two components when performing the significant tests in
accordance with Rule 3-05 and Rule 11-01(d) of Regulation S-X.
 Nicola Santoro, Jr.
Rithm Capital Corp.
August 3, 2022
Page 2

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have any questions.



FirstName LastNameNicola Santoro, Jr.                   Sincerely,
Comapany NameRithm Capital Corp.
                                                        Division of Corporation
Finance
August 3, 2022 Page 2                                   Office of Real Estate &
Construction
FirstName LastName